Exhibit 99.111

PRESS RELEASE

Torque Esports partners with FaZe Clan to create #Fight2Fund to combat COVID-19 pandemic

●	Call of Duty: Warzone Pro-AM tournament to raise funds for groups impacted by COVID-19
●	Live stream from UMG Studios set for FaZe Clan’s Twitch channel
●	Streamers, music artists and celebrities including Ben Simmons and Juju Smith-Schuster to take part
●	Opportunity for the “stay at home economy” to be entertained and contribute

MIAMI, March 16, 2020 /PRNewswire/ — Torque Esports Corp.’s (TSXV: GAME) (OTCQB: MLLLF) esports tournament and broadcast operations group, UMG Media Ltd. has partnered with FaZe Clan to create an online Call of Duty: Warzone Pro-AM tournament to raise funds for groups impacted by COVID-19.

Entitled #Fight2Fund, UMG is handling all tournament and broadcast operations/logistics for the competition taking place today at 3:00pm EST. The stream will be distributed onto FaZe Clan’s official Twitch channel, UMG’s channel and the individual players’ feeds.

Torque Esports Corp.’s esports tournament and broadcast operations group, UMG Media Ltd. has partnered with FaZe Clan to create an online Call of Duty: Warzone Pro-AM tournament to raise funds for groups impacted by COVID-19.

Sixteen teams of three will play in a bracket-style tournament consisting of streamers, music artists, celebrities and more such as Ben Simmons and Juju Smith-Schuster, plus FaZe Clan members Nickmercs, FaZe Apex, FaZe Temperrr and other gamers.

Torque Esports’ streaming gaming data analytics experts Stream Hatchet has reported a dramatic percent increase in gaming live streaming viewing since the outbreak of the COVID-19 virus – in February this year more than 116 million more hours of content was watched compared to last year.

“More than ever, gaming will be a driving force of entertainment in light of the many industry shutdowns,” says Lee Trink, CEO, FaZe Clan. “We can create a large amount of collective good and raise funds to support local strained organizations and charities impacted by coronavirus.”

Funds that will be donated to local charities selected by the winning team and raised by the community, FaZe Clan, Call of Duty and Softgiving.

“People are starved of entertainment options at the moment and more and more are turning to live streaming of competitive gaming as part of the massively growing ‘stay at home economy’ that the virus outbreak has created,” Torque Esports President and CEO, Darren Cox said.

“As part of that streaming and gaming industry, the chance to team up with FaZe clan to make a contribution to the wider community like this is the least we can do. Everyone’s lives are being dramatically impacted at the moment and it was important for Torque Esports and UMG to do our part to help and give back.”

ABOUT UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming challenges, entertainment, events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content. For more information about UMG visit www.umggaming.com.

ABOUT TORQUE ESPORTS

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry leading gaming studio Eden Games, which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by Torque’s wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, another Torque wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG Media Ltd., has recently added a digital tournament platform to its portfolio of assets in its ever growing ecosystem.

For more information, visit: www.torqueesport.com

ABOUT FAZE CLAN

FaZe Clan, the unmatched leader in competitive esports and pop-gaming entertainment, is known for its roster of 85 influential gaming personalities active across digital content and streaming platforms, including YouTube, Mixer, Twitch, Instagram and Twitter. Along with multi-award-winning pro-players and popular content creators, FaZe Clan’s roster includes pro-athletes such as NBA star Ben Simmons, NFL star Juju Smith-Schuster, musicians Offset and Lil’ Yachty. Also, FaZeClan fields seven competitive esports teams in Fortnite, FIFA, PUBG, PUBG Mobile, Rainbow Six, Call of Duty League (Atlanta FaZe) and CS:GO with dozens of world championship trophies among them. Since its inception in 2010, FaZe Clan has established itself as the most followed and powerful gaming organization in history with over 215 million fans internationally across all social platforms. FaZe Clan holds an unrivaled position at the epicenter of esports and lifestyle revolution driving how the next generation consumes content, plays, and shops. FaZe Clan brings inspired brand collaborations through partnerships with Manchester City FC, Puma, Kappa, CLOT, and Champion to its fans, while simultaneously creating unique content with organizations, including G-Fuel, Nissan and Wix. Follow us @FaZeClan and @FaZeApparel.

For more information, visit www.torqueesport.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com